Exhibit 2.3

SECOND AMENDMENT TO MASTER SERVICES AGREEMENT

This Second Amendment, dated as of February 25, 2008 (this “Amendment”), to Master Services Agreement as previously amended (the “Agreement”), dated as of January 15, 2007, by and between Capgemini U.S. LLC, a Delaware limited liability company with offices located at 623 Fifth Ave., 33rd Floor, New York, NY 10022 (“Capgemini”), and FairPoint Communications, Inc., a Delaware corporation, with its principal office located at 521 East Morehead Street, Suite 250, Charlotte, NC  28202 (“Client” or “FairPoint”).  Capitalized terms used but not defined herein shall have the meaning given to such terms in the Agreement and all references to Sections herein are references to Sections of the Agreement.

In consideration of the mutual promises herein made, and in consideration of the agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.             Compensation.  The following is hereby added to the Agreement as a new Section 4(c):

“(c)         Deferred Amounts.  Notwithstanding anything herein to the contrary, any and all payments owed by Client under this Agreement and in connection with Work Orders Nos. 1 and 2 (as amended), or in connection with the termination of this Agreement, up to an aggregate amount of $30 million (exclusive of any accrued interest as provided in clause (ii) below) (collectively, “Deferred Amounts”), may be withheld by Client through the closing of the Acquisition and shall be paid on a deferred basis and due to Capgemini as follows:

(i)            Commencing March 31, 2009, all Deferred Amounts owed and unpaid by FairPoint shall be paid by FairPoint and due to Capgemini in equal quarterly installments commencing with the first payment on March 31, 2009 (the “First Deferred Payment Date”) and ending with a final payment on December 31, 2011; provided, however, that if the aggregate amount owed and unpaid by FairPoint on March 31, 2008 shall exceed $30 million, then such excess beyond $30 million shall be paid by FairPoint and due to Capgemini on or before December 31, 2008 (with interest at the rate and on the terms specified in (ii) below) and the remaining balance of $30 million (the Deferred Amounts) shall be paid in equal quarterly installments commencing on the First Deferred Payment Date and ending on December 31, 2011 (and any additional amounts owed by FairPoint after April 1, 2008 that exceeds the Deferred Amounts ($30 million) shall be paid in accordance with Section 4(a));

(ii)           Commencing April 1, 2008, Deferred Amounts outstanding from time to time shall accrue interest at an annual rate of 6.25%, and such interest shall be due and payable by FairPoint on a monthly basis at the end of each calendar month beginning April 30, 2008 until such time as the Deferred Amounts have been repaid in full.  For illustrative purposes only, Attachment D hereto sets forth examples of amounts deferred and payable amounts by FairPoint under certain circumstances;

(iii)          Provided, however, notwithstanding anything to the contrary, all Deferred Amounts outstanding (and any amount in excess of $30 million that was outstanding on March 31, 2008) owed by FairPoint to Capgemini shall be paid in full, with interest, by FairPoint on or before thirty (30) days after the closing of the Acquisition; and

(iv)          Further, notwithstanding the foregoing, FairPoint shall have the right, but not the obligation, to prepay any and all Deferred Amounts, with interest if any, at any time.

2.             Termination.  Section 11(a)(ii) shall be deleted in its entirety and replaced with the following:

                                (ii)           upon thirty (30) days written notice to Capgemini in the event the Acquisition (as defined in Work Order 1) is terminated; provided that if the Acquisition is reinstated within one hundred twenty (120) days, this termination shall be considered a termination for convenience pursuant to Section 11(a)(iii) hereunder.  Termination of this Agreement hereunder shall not become effective until the thirtieth (30th) day after Capgemini receives the termination notice and Client will pay Capgemini’s fees for: (A) previously invoiced and past due amounts (B) previously invoiced and not yet past due amounts, (C) work in progress as of the date of notice of termination, prorated equally, which has not yet been invoiced, and (D) in progress deliverables, prorated equally, for the next 30 days following the date of notice of termination.

3.             Confirmation of Agreement.  Other than as expressly modified pursuant to this Amendment, all provisions of the Agreement remain unmodified and in full force and effect.  The provisions of Section 13 of the Agreement shall apply to this Amendment mutatis mutandis.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

CAPGEMINI U.S. LLC		FAIRPOINT COMMUNICATIONS, INC.

By:	/s/ Dan W. Burger III	By:	/s/ Eugene B. Johnson

Title: Vice President		Title: CEO

Attachment D

1.               FairPoint may defer payment to Capgemini per Work Orders 1 and 2 (as amended) as follows:

Work performed	Invoice received	Invoiced amount	Less: repayment of “at-risk” amount (1)	Amount Due per contract	Amount deferred (but still payable)
As of 12/15/07					$6,399,419
12/15/07-1/15/08	1/15/08	$4,808,209	$0	$4,808,209	$4,808,209
1/15/08-2/15/08	2/15/08	$11,436,661	($1,666,666)	$9,769,995	$9,769,995
2/15/08-3/15/08	3/15/08	$9,488,796	($1,666,666)	$7,822,130	$7,822,130
Total					$28,799,753

(1)          In the event that the Agreement is validly terminated, “at risk” amounts shall be forfeited by Capgemini and shall not be owed or paid by FairPoint.

2.               For clarity, assuming FairPoint notifies Capgemini on 3/31/08 of its intention to cancel the Capgemini contract, the following amounts would be owed to Capgemini.

Work performed	Would-be invoiced amount	Less: repayment of “at-risk” amount (1)	Amount Due per contract	Amount deferred (but still payable)
3/15/08-3/31/08	$3,953,139	($833,333)	$3,119,806	$3,119,806
3/31/08-4/30/08	$6,050,786	($1,666,666)	$4,384,120	$4,384,120
Total				$7,503,926

(1)          In the event that the Agreement is validly terminated, “at risk” amounts shall be forfeited by Capgemini and shall not be owed or paid by FairPoint.

3.               For clarity, assuming FairPoint notifies Capgemini on 3/31/08 of its intention to cancel the Capgemini contract, the parties agree that the total amount deferred and outstanding as of 3/31/08, including contract cancellation amounts described in item 2 above assuming no payments have been made, would be $36,303,679.  Of this amount, FairPoint would pay $6,303,679 on or before December 31, 2008 and defer $30,000,000 to be repaid in equal quarterly installments commencing March 31, 2009 and ending on December 31, 2011.  In addition, interest on these amounts would be due and payable in accordance with Section 4(c)(ii) of the Agreement.